ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
December 11, 2024

Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) U.S. Global Technology and Aerospace & Defense ETF (the “Fund”) File Nos. 333-179562 and 811-22668
Dear Ms. Brutlag:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 979 to the Trust’s Registration Statement on Form N-1A filed October 4, 2024 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Comment 1.Please re-order the principal risks of the Fund in order of importance rather than alphabetically. Please see ADI 2019-08 - Improving Principal Risks Disclosure.
Response:    The Trust reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Comment 2.Within the Fund’s Principal Investment Risks, please consider if the Semiconductor Company Risk disclosure should be revised to include discussion on the risks associated with the emergence of Artificial Intelligence (“AI”).
Response:    The Trust reviewed the Fund’s Semiconductor Company Risk disclosure and believes the current disclosure is appropriately tailored to the Fund’s principal investment strategy. As such, the Trust respectfully declines to revise the current disclosure to include any potential risks associated with the emergence of AI.
Comment 3.Please include more information about the Fund’s principal investment strategy in addition to the disclosure pertaining to temporary defensive positions in Item 9.
Response:    The Trust confirms that the Fund’s principal investment strategy is disclosed in full within its Item 4 disclosures. The Trust respectfully declines to repeat the principal investment strategy disclosure in Item 9 pursuant to General Instruction C.3 of Form N-1A, which states “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”

Comment 4.The Staff notes that the Investment Restrictions section of the Fund’s Statement of Additional Information indicates that the Fund will concentrate in the aerospace & defense industry and the semiconductor industry. Please supplementally confirm to the Staff that the Fund intends to concentrate separately in each industry.
Response:    The Trust confirms that the Fund will concentrate separately in each of the aerospace & defense industry and the semiconductor industry.

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If you have any questions regarding the above response, please do not hesitate to contact me at josh.hinderliter@usbank.com.
Sincerely,

/s/ Joshua J. Hinderliter
Joshua J. Hinderliter
Vice President and Secretary

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